JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561) 953-1126	Telefax: (561) 994-6693
Email: jklein@jkleinlegal.com

February 24, 2014

Securities and Exchange Commission
Washington, D.C. 20549

Attn:  Paul Fischer

RE:         Beta Music Group, Inc.
Registration Statement on Form 10-12G
Filed December 31, 2013
File No. 000-53729

Commission Comment Letter dated January 17, 2014

Dear Sir:

Last week I was retained as counsel to respond to the above referenced comment letter including the filing of an amended Form 10.  In reviewing the Form 10 as filed with the Commission, I determined that the Company’s financial statements dated as of September 30, 2013 would be stale in connection with the filing of an amended Form 10.

The Company’s fiscal year end is December 31st.  The Company has discussed with Malone Bailey, LLP, the Company’s independent registered public accounting firm, the documentation that will be required in connection with the audit.  The Company anticipates that the audit will be completed by March 31, 2014.  Upon receipt of the Company’s audited financial statement, the Company intends to file its annual report on Form 10-K.  The audited financial statements will then be included in an amended Form 10 together with additional non-financial updates.

Request is hereby made that the Company be granted an extension to respond to the Commission’s comment letter and file an amended Form 10 within ten business days following the Company’s filing of its Annual Report.

Thanking you in advance for your cooperation and understanding.

Please feel free to contact the undersigned in connection with this request.

Sincerely,
/s/Jeffrey Klein